SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 28, 2014

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On May 28, 2014, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Acquisition Finance (US) Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee, entered into the fourth supplemental indenture to the indenture, dated November 13, 2013, to add the entities identified therein as guarantors (the “Supplemental Indenture”). A copy of the Supplemental Indenture is attached to this Report on Form 6-K (this “Report”) as Exhibit 10.1 and is incorporated herein by reference.

On July 18, 2014, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement (the “Facility Agreement”) of up to approximately $132.4 million (divided into eight tranches) with Wilmington Trust (London) Limited, as agent and the lenders named therein, for the (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers, (iii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of an existing facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. Each tranche of the facility is repayable in 20 equal quarterly installments of between approximately $0.34 million and $0.90 million, each with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is July 18, 2019. The first three tranches of the loan bear interest at LIBOR plus 325 bps per annum and the fourth through eighth tranches bear interest at LIBOR plus 310 bps per annum. The Facility Agreement also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with. The Facility Agreement is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: August 12, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Fourth Supplemental Indenture, dated May 28, 2014

10.2	Facility Agreement between Navios Maritime Acquisition Corporation and Wilmington Trust (London) Limited, dated July 18, 2014